Exhibit 99.1

Ecopetrol S.A.’s Board of Directors Approves Membership of its Committees

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) hereby reports that its Board of Directors, at its meeting of September 16, 2016, has approved the membership of its committees, which will be as follows:

AUDIT AND RISK COMMITTEE:

•	Jaime Ardila (financial-accounting expert in accordance with SOX Law requirements for the period 2016 – 2017)
•	Horacio Ferreira
•	Yesid Reyes
•	Joaquin Moreno
•	Juan Jose Echavarria

All of these directors are independent.

BUSINESS COMMITTEE

•	Minister of Finance and Public Credit
•	Director of the National Planning Agency of Colombia
•	Joaquin Moreno
•	Carlos Cure
•	Jaime Ardila
•	Horacio Ferreira
•	Juan Jose Echavarria

CORPORATE GOVERNMENT AND SUSTAINABILITY COMMITTEE:

•	Minister of Finance and Public Credit
•	Yesid Reyes
•	Horacio Ferreira
•	Carlos Cure

COMPENSATION AND NOMINATION COMMITTEE:

•	Minister of Finance and Public Credit
•	Ana Milena Lopez
•	Carlos Cure
•	Joaquin Moreno

According to its internal regulations, each of the committees elects its President, who must be an independent member.

Bogota, September 27, 2016

-----------------------------------------

Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co